

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Rob Knie
Chief Executive Officer
FoxWayne Enterprises Acquisition Corp.
1 Rockefeller Plaza, Suite 1039
New York, New York 10020

>   **Re: FoxWayne Enterprises Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted on November 4, 2020**
>   **File No. 377-03739**

Dear Mr. Knie:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on November 4, 2020

Risk Factors
Our independent registered public accounting firm's report contains an explanatory paragraph..., page 31

1. Your risk factor refers to an explanatory paragraph in the auditors' report that "expresses substantial doubt about our ability to continue as a going concern." We note, however, that the auditors' report does not contain an explanatory paragraph. In this regard, please revise your registration statement as appropriate.

  You may contact Dale Welcome at 202-551-3865 or John Cash at 201-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing